FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer
General Manager of
Corporate Financial & Accounting Group

Date: March 27, 2006

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of changes in representative directors filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

English translation of changes in representative directors filed with the Kanto Local Finance Bureau of the Ministry of Finance (“Rinjihoukokusho”)

1. Reason for Filing

To report the appointment of new representative directors of Kyocera Corporation (the “Company”) at the meeting of the board of directors of the Company held on March 27, 2006, in accordance with Paragraph 4 of Article 24-5 of the Securities and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of Ordinance of Cabinet Office relating to Disclosure of Corporation.

2. Matters reported

1) New representative directors

Name	New title	Former title	Effective date of change	Shares of the Company owned as of March 27, 2006 (thousand shares)	Summary of the Professional History
Noboru Nakamura (Oct. 6, 1944)	Chairman of the Board and Representative Director	Director	April 1, 2006	3	Mar. 1967	Joined the Company
					June 1991	Director of the Company
					June 1995	Managing Director of the Company
					June 1997	Senior Managing Director and Representative Director of the Company
					June 1999	Executive Vice President and Representative Director of the Company
					Aug. 2002	Executive Vice President and Representative Director of Kyocera Chemical Corporation
					June 2003	Director of the Company [to present]
					June 2005	President and Representative Director of Kyocera Chemical Corporation [to present]
					Sep. 2005	President and Representative Director of Japan Medical Materials Corporation [to present]

Yuzo Yamamura (Dec. 4, 1941)	Vice Chairman and Representative Director	Director	April 1, 2006	82	Mar. 1965	Joined the Company
					June 1987	Director of the Company
					Dec. 1992	President and Representative Director of Kyocera ELCO Corporation [to present]
					June 1993	Retired from Director of the Company
					June 1995	Senior Managing Director and Representative Director of the Company
					June 1999	Retired from Senior Managing Director and Representative Director of the Company
					June 2003	Director of the Company [to present]

Naoyuki Morita (Apr. 8, 1942)	Vice Chairman and Representative Director	Director	April 1, 2006	6	Mar. 1967	Joined the Company
					June 1987	Director of the Company
					June 1989	Managing Director of the Company
					June 1995	Senior Managing Director and Representative Director of the Company
					Sep. 1995	President and Representative Director of Kyocera Communication Systems Co., Ltd. [to present]
					June 1999	Retired from Senior Managing Director and Representative Director of the Company
					June 2003	Director of the Company [to present]

2) Retire representative director

Name	New title	Former title	Effective date of change	Shares of the Company owned as of March 27, 2006 (thousand shares)
Yasuo Nishiguchi (Oct. 9, 1943)	Advisor and Director	Chairman of the Board and Representative Director	April 1, 2006	4